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                       SECURITIES AND EXCHANGE COMMISSION



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        GLOBAL PAYMENT TECHNOLOGIES, INC.
 ------------------------------------------------------------------------------
                                (Name of issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of class of securities)


                                    192583102
             -------------------------------------------------------
                                 (CUSIP number)


                             Edward R. Mandell, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
 ------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 9, 1997
            -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 2 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JOAN VOGEL
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]

                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY



--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*


                Not Applicable
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION


                 United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        9,500

                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      9,500
        OWNED BY
          EACH                --------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          108,500

                              --------------------------------------------------

                                10      SHARED DISPOSITIVE POWER

                                        98,020
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                206,520

--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                               [_]


--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.5%

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 3 OF 6 PAGES
-------------------                                            -----------------




ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement relates consists of the common stock, par value $.01 per share (the "Common Stock"), of Global Payment Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 20 East Sunrise Highway, Suite 201, Valley Stream, New York 11788.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)         The name of the individual filing this statement is Joan
                        Vogel.

            (b) The address of Ms. Vogel's residence is 400 East 56th Street, New York, New York 10022.

            (c) Ms. Vogel's principal occupation is director of the Company and individual investor.

            (d) Ms. Vogel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Ms. Vogel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)         Ms. Vogel is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable.

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 4 OF 6 PAGES
-------------------                                            -----------------


ITEM 4.     PURPOSE OF TRANSACTION.

            Ms. Vogel does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The number of shares of Common Stock beneficially owned by Ms. Vogel is 206,500, comprising 7.5% of the outstanding shares of Common Stock.

            (b)         The  number of  shares  of Common  Stock as to which Ms.
Vogel has sole voting power is 9,500 which are held of record by Ms. Vogel. The number of shares of Common Stock as to which Ms. Vogel has shared voting power is 9,500 which are held of record by the Joseph Vogel Revocable Trust ("Vogel Trust"), of which Ms. Vogel serves as co-trustee. Stephen Katz, as voting trustee under Voting Trust Agreement dated May 23, 1996 (the "Voting Trust") has sole voting power of all shares held of record by the Voting Trust that are beneficially owned by Ms. Vogel (99,000) and by the Vogel Trust (88,520). Ms. Vogel has sole dispositive power of 108,500 shares of Common Stock which are beneficially owned by Ms. Vogel (9,500 of which are held of record by Ms. Vogel and 99,000 are held of record by the Voting Trust). Ms. Vogel has shared dispositive power of 98,020 shares of Common Stock, which are beneficially owned by the Vogel Trust (9,500 of which are held of record by the Vogel Trust and 88,520 are held of record by the Voting Trust).

            (c) During the past sixty (60) days, Ms. Vogel and the Vogel Trust effected the following transactions:

                        (1) On June 9, 1997, Ms. Vogel sold 15,000 shares of Common Stock in private sales to various purchasers, listed on Exhibit A annexed hereto, at a price of $8.25 per share.

                        (2) On June 9, 1997, the Vogel Trust sold 60,000 shares of Common

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 5 OF 6 PAGES
-------------------                                            -----------------


                                Stock in private sales to various purchasers, listed on Exhibit A annexed hereto, at a price of $8.25 per share.

                        (3) On May 19, 1997, Ms. Vogel sold 4,500 shares of Common Stock in a public sale at a price of $9.125 per share.

                        (4) On May 12, 1997, Ms. Vogel sold 9,000 shares of Common Stock in three public sales (2,500 shares at $10.00 per share, 4,500 shares at $9.50 per share and 2,000 shares at $9.50 per share).

            (d) Ms. Vogel currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 9,500 shares of Common Stock held of record by Ms. Vogel. The Vogel Trust currently has sole power and the right to receive and the power to direct the receipt from dividends from, and the proceeds from the sale of, 9,500 shares of Common Stock held of record by the Vogel Trust. Stephen Katz, as trustee of the Voting Trust currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 88,520 shares of Common Stock as to which Mr. Katz exercises sole voting power. Ms. Vogel currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 99,000 shares of Common Stock as to which Mr. Katz as trustee of the Voting Trust exercises sole voting power.

            (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In May 1997, Ms. Vogel and the Vogel Trust entered into an agreement with various purchasers to sell 75,000 shares of Common Stock of the Company a price of $8.25 per share. Pursuant to the agreement, Ms. Vogel agreed that prior to January 31, 1998, she will not sell, transfer or dispose of any shares of Common Stock of the Company owned by her other than private transactions under
Section 4(2) of the Securities Act of 1933.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a) Form of Agreement of sale among Joan Vogel, the Vogel Trust and various purchasers.

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 6 OF 6 PAGES
-------------------                                            -----------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 31, 1997
                                                /s/  Joan Vogel
                                                -----------------------
                                                Joan Vogel